Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

September 21, 2021

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	David Burton

Re:	New You, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 Filed April 8, 2021 Amendment No.1 to Form 10-Q for the Fiscal Quarter Ended March 31, 2021 Filed May 25, 2021 File No. 000-52668

Dear Mr. Burton:

We write on behalf of New You, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated July 16, 2021, commenting on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2020 and on the Company’s Amendment No.1 to Form 10-Q for the Fiscal Quarter Ended March 31, 2021.

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures

Material Weakness in Internal Control over Financial Reporting, page 17

1. Please amend the filing to provide all of the disclosures required by Item 308(a) of Regulation S-K regarding management’s assessment of internal control over financial reporting and address the following:

● Include a statement that management is responsible for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308(a)(1).

● Identify the framework used by management to evaluate internal control over financial reporting, whether the criteria set forth by COSO or another framework. Refer to Item 308(a)(2).

● Include a definitive statement on whether your internal control over financial reporting is effective or not effective at the end of your fiscal year. Please be advised that because you have material weaknesses, you are not permitted to conclude that your internal control over financial reporting is effective. Refer to Item 308(a)(3).

Response: In response to this comment, the Company has filed an amendment to its Form 10-K for the Fiscal Year Ended December 31, 2020 to add the requested additional information to Item 9A – Controls and Procedures.

David Burton

United States Securities and Exchange Commission

September 21, 2021

Amendment No.1 to Form 10-Q for the Fiscal Quarter Ended March 31, 2021

Note 12. Subsequent Events, page 16

2. We note that on May 3, 2021 you entered into an Exchange Agreement with ST Brands, Inc. to acquire all of its issued and outstanding common stock. Please tell us how you accounted for and valued this transaction and clarify whether you will file the historical financial statements of the business acquired, along with a pro forma presentation illustrating the effects of the transaction, to comply with Rule 8-04 and Rule 8-05 of Regulation S-X, and Item 9.01 of Form 8-K. Please submit the analyses and the tests of significance that you performed in your application of this guidance.

Response: In response to this comment, the Company has filed an amendment to its Current Report on Form 8-K originally filed May 7, 2021 to include the audited financial statements of ST Brands, Inc. (“STB”) for the periods ended December 31, 2020 and 2019 and related pro forma financial information as required by Item 9.01 of Form 8-K. The Company treated the acquisition as significant. The Company accounted for the transaction using the acquisition method as prescribed in ASC 805-10-25-1. In accounting for the transaction, the Company fair valued the 500,000 shares of Series A Preferred Stock issuable at the initial closing using the equivalent common stock price, which the Company determined to approximate the fair value of the preferred shares. The Company initially recorded $8,138,045 as goodwill upon acquisition of STB, which had minimal net assets. Management simultaneously determined that the goodwill is not recoverable, given that STB had no operations, and accordingly impaired the entire goodwill balance during the quarter ended June 30, 2021. The Company has not recorded any amounts related to the additional 4,000,000 shares of Series A Preferred Stock to be issued upon meeting certain milestones as such milestones are not deemed probable and the fair value of the contingent consideration was not deemed material at inception and at June 30, 2021. Please see Note 1 to the financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which was filed on September 17, 2021.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.